Exhibit 99(e)(13)

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

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BRIAN TROMBLEY, DAN J. THOMAS, JR.,	:
JOHN HAWN and LEONARD GERSTLE C/F	:
JEREMY GERSTLE, UGMA,	:
:
Plaintiffs,	:
:
vs.	: C.A. No. 3008-VCP
:
BIOENVISION, INC., CHRISTOPHER B. WOOD,	:
MICHAEL KAUFFMAN, THOMAS SCOTT	:
NELSON, STEVEN A. ELMS, ANDREW SCHIFF,	:
JOSEPH P. COOPER, GENZYME	:
CORPORATION and WICHITA BIO	:
CORPORATION,	:

Defendants.
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AMENDED CLASS ACTION COMPLAINT

Plaintiffs allege upon information and belief, except as to those allegations pertaining to themselves, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1.             Plaintiffs bring this shareholder class action on behalf of themselves and all other public shareholders of Bioenvision Inc. (“Bioenvision” or the “Company”) against Bioenvision’s directors (the “Individual Defendants”), arising out of the proposed acquisition of Bioenvision by defendant Genzyme Corporation, through its wholly-owned subsidiary, defendant Wichita Bio Corporation (collectively “Genzyme”), by means of an all-cash tender offer (the “Tender Offer”) and second-step merger – a multimillion dollar going-private transaction that will permit Genzyme and Bioenvision insiders to capitalize on the Company’s future prospects and growth potential while cashing out the Company’s public shareholders in the process (the “Proposed Transaction”). The Tender Offer is set to expire by July 2, 2007.

2.                     The Tender Offer and the Proposed Transaction are being driven by the drug Clofarabine. Clofarabine is presently approved in the United States and Europe for the treatment of acute lymphoblastic leukemia (ALL) in relapsed and refractory pediatric patients. In June 2002, Bioenvision entered into a co-development agreement with Ilex Oncology (“Ilex”) with respect to the marketing and development of Clofarabine (the “Co-Development Agreement”). Ilex was subsequently acquired by Genzyme. The Co-Development Agreement generally provided, among things, that Bioenvision would have European and other foreign country rights to Clofarabine and Genzyme ould have those rights in the United States. In late 2004, Genzyme received regulatory approval to market and sell Clofarabine in the United States for ALL. In May 2006, Bioenvision followed that approval by receiving approval from European regulatory authorities to sell Clofarabine for ALL in Europe. As sales in the United States and Europe have started to ramp up, Genzyme and Bioenvision have, together and separately, pursued other indications for Clofarabine which will vastly broaden the market for the drug. For example, Bioenvision has filed for approval of Clofarabine as a first line treatment for adult acute myeloid leukemia (AML) in Europe and Genzyme has made similar filings in the United States. The potential markets for these new applications vastly exceed the market for ALL and, therefore, greatly expand the value of Clofarabine. The Company is also preparing additional studies of uses for Clofarabine. Now, just as Bioenvision appears to be turning the corner and well-positioned for future growth, the Individual Defendants have determined to sell the Company to Genzyme for an inadequate and unfair price.

3.                     In the Tender Offer, Genzyme has offered to acquire each outstanding share of the Company for $5.60 in cash per share – consideration that far undervalues the Company’s true worth and is dramatically out-of-line with the usual and customary premiums paid for biotech companies, such as Bioenvision, with products that are generating revenues. Analysts who follow the Company such as A.G. Edwards and Rodman & Renshaw value the Company at $8 to $10.18 per share.

4.                     The sale of the Company has been directed by Perseus-Soros Biopharmaceutical Fund, LP (“Perseus Soros”), an investment fund which presently holds 20% of the outstanding common stock of Bioenvision and all of the shares of the Company’s preferred stock. Perseus Soros has determined that it is time for it to exit and take its substantial gains on its Bioenvision investment. By arranging to sell the Company to Genzyme, Perseus Soros satisfies its obligations to its investors by generating a large profit in a reasonable period of time and generates good will with Genzyme, which positions it well for future business dealings with Genzyme. Unfortunately for Bioenvision shareholders, their interests are not aligned with Perseus Soros as many of them hold their stock at much higher levels than the Tender Offer price and will be excluded from participating in the Company’s future growth.

5.                     Bioenvision’s management acceded to the wishes of Perseus Soros and Genzyme because they were faced with a choice – either agree to sell the Company to Genzyme or lose their jobs. Unbeknownst to Bioenvision shareholders, in the months prior to the announcement of the Tender Offer, Perseus Soros began to pressure Bioenvision management and indicated that it was unhappy with their performance and might be looking to replace management in the near-future.

6.                     On June 4, 2007, Genzyme filed its Schedule 14D-1 with the SEC which purported to set forth the terms and conditions of the Tender Offer (the “Tender Offer Statement”). Then, on June 7, 2007, Bioenvision filed its Schedule 14D-9 with the SEC which recommended that shareholders tender their shares in the Tender Offer (the “Recommendation Statement”). The

Tender Offer Statement and the Recommendation Statement contain numerous material omissions and misrepresentations.

7.                     Critically, the Tender Offer Statement and the Recommendation Statement do not disclose that Bioenvision has the right to file a New Drug Application (“NDA”) for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States under the terms of the Co-Development Agreement. Under the plain meaning of the Section 3.6 of the Co-Development Agreement, Bioenvision is entitled to file an NDA in the United States for Clofarabine for chronic leukemia, lymphoma or solid tumors because Genzyme did not file such an NDA within twelve (12) months of the filing of its NDA for ALL. This is highly material information because the rights to Clofarabine for chronic leukemia, lymphoma or solid tumors are extremely valuable as the market for these indications are extremely lucrative.

8.                     Similarly, the Tender Offer Statement and the Recommendation Statement do not disclose that Bioenvision has repeatedly advised Genzyme that under the terms of the Co-Development Agreement it is entitled to file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States. Instead, the Tender Offer Statement and the Recommendation Statement merely state that “the parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship”. This statement is materially misleading because it fails to disclose the details over the dispute over the Co-Development Agreement which goes to critical and valuable filing rights.

9.                     In sum, the Tender Offer Statement and the Recommendation Statement conceal a material component of the transaction between Genzyme and Bioenvision – the elimination of risk to Genzyme that it will lose the rights to Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States or, at a minimum, have a competitor that can make such filings.

10.                  Aside from concealing a material component of the transaction, the Recommendation Statement includes a “naked” fairness opinion from UBS Securities LLC (the “UBS Fairness Opinion”) which provides nothing more than a conclusory statement of fairness from UBS. The UBS Fairness Opinion is not accompanied by any meaningful information detailing the analyses performed or the range of values obtained thereby. The failure of the UBS Fairness Opinion to provide any analyses or range of values constitutes a material omission from the Recommendation Statement.

11.                  Lastly, the Recommendation Statement makes no mention of Perseus Soro’s dissatisfaction with Bioenvision management or its desire to replace management should their performance not improve. This is material information as it places the Individual Defendants’ “recommendation” of the Tender Offer in the proper context.

12.                  Accordingly, the Individual Defendants have failed to maximize stockholder value in unanimously recommending the Tender Offer and have also misrepresented and/or omitted material facts concerning the Tender Offer that will prevent stockholders from making an informed decision about whether or not to tender their shares. Plaintiffs, on behalf of themselves and on behalf of a class of similarly situated public stockholders of Bioenvision (the “Class”), seek to obtain equitable relief compelling the Individual Defendants to properly exercise their fiduciary duties to stockholders, and enjoining the Tender Offer in order to prevent irreparable harm to the Class. Absent intervention from the Court, Bioenvision’s stockholders may well tender their shares without full disclosure of all material information relevant thereto, and risk being misled into approving a transaction that will extinguish their interests in the Company and that is patently not in their best interests. Plaintiff seeks to enjoin the Tender Offer or, alternatively, rescission of the Tender Offer and the Proposed Transaction in the event Defendants are able to consummate it.

PARTIES

13.                  Plaintiffs are, and at all times relevant hereto have been, Bioenvision shareholders.

14.                  Bioenvision is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 345 Park Avenue, 41st Floor, New York, New York. The Company engages in the development, distribution and marketing of products and services focused on the evaluation and treatment of rare inherited disorders, kidney disease, orthopedics, cancer, transplant, and diagnostic testing. Its products include Evoltra, for the treatment of acute and chronic leukemias, lymphomas, and solid tumors; and Modrenal, for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. The Company sells its products to wholesale distributors and directly to hospitals, clinics, and retail pharmacies in the United States and the United Kingdom.

15.                  Defendant Christopher B. Wood is Chief Executive Officer (“CEO”) of Bioenvision and the Chairman of its Board of Directors (the “Board”).

16.                  Defendant Michael Kauffman (“Kauffman”) is a director of Bioenvision.

17.                  Defendant Thomas Scott Nelson (“Nelson”) is a director of Bioenvision.

18.                  Defendant Steven A. Elms (“Elms”) is a director of Bioenvision. Elms and defendant Andrew Schiff (“Schiff’) currently serve as managing directors of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, LP (“Perseus-Soros”). Perseus-Soros owns approximately 20% of Bioenvision’s stock.

19.                  Defendant Schiff is a director of Bioenvision. As noted above, Defendants Schiff and Elms currently serve as managing directors of Perseus-Soros.

20.                  Defendant Joseph P. Cooper (“Copper”) is a director of Bioenvision.

21.                  By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiffs and the other public shareholders of Bioenvision and owe them the highest duties of good faith, loyalty and due care, as set forth in further detail herein.

22.           Defendant Genzyme is incorporated in Massachusetts and is engaged in the research and development of pharmaceutical products.

23.                  Defendant Wichita Bio Corporation is a Delaware corporation that is wholly-owned by Genzyme and was organized in order to facilitate consummation of the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24.            In any situation where the directors of a publicly traded corporation undertake a transaction that will result in a sale of the Company, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)                  will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)                   will provide Company insiders with preferential treatment at the expense of, or separate from, the public shareholders.

25.           In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Bioenvision, are obligated to refrain from:

(a)           participating in any transaction in which their loyalties are divided;

(b)           participating in any transaction in which they have received or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the Company’s public shareholders.

26.           Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiffs and the other public shareholders of Bioenvision, including their duties of loyalty, good faith, and due care in pursuing the Proposed Transaction. As a result of the Individual Defendants’ wrongdoing, the Company’s public shareholders will not receive adequate or fair value for their Bioenvision common stock in the Proposed Transaction.

27.           Because the Individual Defendants have failed to maximize shareholder value in furtherance of their own interests, they have breached their fiduciary duties of due care, loyalty and good faith in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

28.           Plaintiffs bring this action individually and on behalf of all holders of Bioenvision common stock who are being and will be harmed by Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

29.                  This action is properly maintainable as a class action.

30.                  The Class is so numerous that joinder of all members is impracticable. There are more than 55 million shares of Bioenvision common stock outstanding.

31.                  There are questions of law and fact which are common to the Class. The common questions include, inter alia, the following:

(a)                   whether the Individual Defendants have breached their fiduciary duties owed to Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(b)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonably available for the benefit of Plaintiffs and the other members of the Class in connection with the Proposed Transaction;

(c)           whether the Individual Defendants have impeded or erected barriers to discourage other offers for the Company or its assets;

(d)           whether the Tender Offer Statement and the Recommendation Statement contain material misstatements or omit material facts about the Proposed Transaction;

(e)           whether the Proposed Transaction consideration payable to Plaintiffs and the Class is unfair and inadequate; and

(f)            whether Plaintiffs and the other members of the Class would be irreparably harmed should the transactions complained of herein be consummated.

32.           Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs do not have any interests adverse to the Class.

33.           Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

34.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

35.            The Individual Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Bioenvision Is Poised For Future Growth

36.                  After many years of effort and investment, Bioenvision has recently begun to see success on its efforts to commercialize Clofarabine, which it markets in Europe under the name “Evoltra”. In May 2006, Bioenvision received approval from European regulatory authorities to market and sell Clofarabine for ALL in Europe. Since that time, the Company has reported increasing Evoltra sales and it ramps up its sales and marketing efforts.

37.                  On February 14, 2007, Bioenvision held an investor conference to discuss the Company and its prospects. During the conference, Defendant Wood noted that the Company was “in a rapid expansion phase of the business” and noted that the Company had filed for “a label extension in Europe for adult AML.” Defendant Wood also highlighted the fact that the Company had ten (10) years of market exclusivity for Clofarabine in Europe. With respect to other indications for Clofarabine, Defendant Wood noted that “the pre-clinical data for clofarabine in solid tumors is very, very compelling. There are early-stage indications of activity in Phase I studies as well, and both Genzyme and ourselves are looking actively at the solid tumor area.” Finally, during the conference, Defendant Wood noted numerous other potential applications for Clofarabine that the Company was exploring and which showed promise.

38.                  Against this highly positive backdrop, in April 2007, Bioenvision determined to raise capital through the sale of stock in a private placement. According to the Company, the capital raise was necessary, even though it was highly dilutive and priced near a four-year low for the price of Bioenvision stock, in order to fund additional clinical studies for varying applications of Clofarabine.

In total, the Company raised approximately $30 million by selling stock at $3.75 per share. Unbeknownst to shareholders, at the time of the private placement, Bioenvision had received communications from Genzyme that Genzyme was interested in pursuing an acquisition of the Company.

39.           On May 8, 2007, Bioenvision issued a press release announcing its financial results for its third quarter of 2007, the period ending March 31,2007. The Company noted that in the third quarter it had filed a marketing authorization for a label extension for Clofarabine for AML. Defendant Wood commented on the announcement stating in pertinent part as follows:

The Company’s number one priority is to expand the indications for use of Evoltra® (clofarabine) and to realize the full potential for this very active agent. The application for the label extension in Europe is an important part of our strategy for building Bioenvision as a strong commercial enterprise and broadening the market and revenue opportunity for the company.

*    *    *

We look forward to continuing our progress around several key initiatives, including: continued revenue growth in our approved pediatric acute lymphoblastic leukemia (ALL) indication; moving forward toward adult AML regulatory approval, launch and revenue growth across Europe; pediatric and adult AML submissions and approvals in Japan; and lastly clinical data for clofarabine in myelodysplastic syndromes (MDS), chronic lymphocytic leukemia (CLL) and solid tumors from our partner Genzyme.

James Scibetta,, Bioenvision’s CFO, also commented on the announcement stating in pertinent part as follows:

In addition to the regulatory activities, we are also enhancing our corporate structure and strengthening our balance sheet. Our recent success raising capital with an over-subscribed book has yielded a solid balance sheet giving us the flexibility to continue building a commercial organization and positioning us well to continue to pursue clinical development and commercialization of clofarabine globally.

Lastly, the press release reported positive financial results stating in pertinent part as follows:

Total revenue for the quarter ended March 31, 2007 was $5.0 million, compared to $1.7 million for the same period in 2006. This increase of approximately $3.3 million or 194% is primarily due to increased Evoltra® sales in

Europe along with an increase in license and royalty revenue. Total revenue for the nine months ended March 31, 2007 and 2006 were $12.3 million and $3.5 million respectively. This increase of $8.8 million or 251% is due to increased Evoltra® sales in Europe along with an increase in license and royalty revenue. Net product sales of Evoltra® for the quarter ended March 31, 2007 totaled $3.9 million, compared to $1.1 million for the same period in 2006.

40.           Unbeknownst to shareholders, at the time of the earnings announcement, Bioenvision was in active discussions to sell itself to Genzyme.

The Proposed Transaction Is Announced

41.                  On May 29, 2007, prior to the opening of the market, Bioenvision issued a press release announcing that it had agreed to be acquired by Genzyme. According to the press release, Genzyme will acquire Bioenvision in an all cash transaction valued at $5.60 per share. The press release further stated that the transaction had the “unanimous” support of the Bioenvision Board.

42.           On May 30, 2007, Reuters issued a report that one of Bioenvision’s larger shareholders opposes the Proposed Transaction:

Bioenvision Inc.’s significant shareholder Steven Rouhandeh and his investment vehicles SCO Capital Partners LLC and SCO Securities LLC said on Wednesday they opposed Genzyme Corp.’s pact to acquire Bioenvision.

In a letter to the Bioenvision board, Rouhandeh said the $5.60 a share offer agreement to acquire Bioenvision “does not adequately reflect the long-term value of Bioenvision’s drug pipeline.”

SCO Capital Partners LLC owns 13.4 percent of the biotechnology company’s outstanding common stock as of May 3, 2007 according to a regulatory filing. On Tuesday, Genzyme said it had offered to buy Bioenvision for about a total of $345 million in cash. The deal would give Genzyme exclusive rights to clofarabine, a cancer treatment for children that it co-developed with Bioenvision.

Cambridge, Massachusetts-based Genzyme markets clofarabine in the United States and Canada under the brand name Clolar.

New York-based Bioenvision markets the product in Europe under the brand name Evoltra. Net sales for Evoltra in the third quarter was $3.9 million for Bioenvision.

The letter from Rouhandeh said the deal was “particularly ill-timed” as Bioenvision had just completed a dilutive financing to fund the completion of additional clinical trials for Evoltra.

“We currently oppose the deal,” the letter said. [Emphasis added.]

43.            The Proposed Transaction represents a substantial discount to Bioenvision’s public shareholders compared to the true value of the Company. Indeed, the Company’s stock price had been steadily on the rise prior to the announcement of the Proposed Transaction, and the Company is expecting an Evoltra approval in adult leukemia in the near-term. As SCO Capital Partners’ Chairman Steven Rouhandeh noted in his letter to the Company’s Board, “it seems odd that buyout negotiations would be taking place in this timeframe.”

The Tender Offer Statement And The Recommendation
Statement Are Materially Misleading And Omit Material Information

44.            On June 4, 2007, in connection with the Proposed Transaction, Genzyme filed and disseminated the Tender Offer Statement. Then, on June 7, 2007, Bioenvision filed the Recommendation Statement. The Tender Offer Statement and the Recommendation Statement contain numerous material omissions and misrepresentations

Bioenvision’s Right To File
NDA For Clofarabine

45.            Under Section 3.6 of the Co-Development Agreement, Bioenvision is entitled to file an NDA in the United States for Clofarabine for chronic leukemia, lymphoma or solid tumors because Genzyme did not file such an NDA within twelve (12) months of the filing of its NDA for ALL. Section 3.6 states in pertinent part as follows:

If Ilex fails to submit the NDA for the use of Clofarabine or other product for chronic leukemia, lymphoma or solid tumors within twelve (12) months of submitting the NDA for acute leukemia the payment to Bioenvision of the $4,500,000 shall be made, If Ilex fails to file the NDA for chronic leukemia or solid tumors then Bioenvision shall have the right to make such a filing. [Emphasis added.]

Genzyme filed for AML in 2004 and did not file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors within twelve (12) months of that filing. Accordingly, Bioenvision has the right to submit an NDA for chronic leukemia, lymphoma or solid tumors in the United States.

46.           Bioenvision has repeatedly raised this issue with Genzyme but failed to take action on it while the Company’s application to market Clofarabine for ALL was pending in Europe as the Company needed data from Genzyme. Following approval of that application, Bioenvision and Genzyme have disputed data-sharing obligations which have distracted Bioenvision from pursuing its rights under the Co-Development Agreement.

47.           The Tender Offer Statement and the Recommendation Statement do not disclose this highly material information. Indeed, the rights to Clofarabine for chronic leukemia, lymphoma or solid tumors are extremely valuable as the market for these indications are very lucrative. Shareholders are entitled to know and appreciate the assets of their Company and the failure to disclose Bioenvision’s rights to file an NDA denies them critical information.

48.                  Similarly, the Tender Offer Statement and the Recommendation Statement do not disclose that Bioenvision has repeatedly advised Genzyme that under the terms of the Co-Development Agreement it is entitled to file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States. Instead, the Tender Offer Statement and the Recommendation Statement merely state that “the parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship”. This statement is materially misleading because it fails to disclose the details over the dispute over the Co-Development Agreement which goes to critical and valuable filing rights.

UBS’s Naked Fairness Opinion

49.           Aside from concealing a material component of the transaction, the Recommendation Statement includes the “naked” UBS Fairness Opinion, which provides nothing more than a conclusory statement of fairness from UBS. The UBS Fairness Opinion is not accompanied by any meaningful information detailing the analyses performed or the range of values obtained thereby –apparently UBS’s analyses do not support the price being paid in the Tender Offer. The failure of the UBS Fairness Opinion to provide any analyses or range of values constitutes a material omission from the Recommendation Statement.

50.                  Bioenvision shareholders are being asked to tender their shares in the Tender Offer and being told that the consideration to be paid in the Tender Offer is “fair” yet the Recommendation Statement provides no support for the fairness of the price being offered. Instead of detailing why UBS determined that the price was “fair”, Bioenvision shareholders have only been provided with information concerning the recent trading price of Bioenvision shares. Presumably, UBS relied on more than the recent trading price of Bioenvision stock when it determined that the price was “fair”. The Recommendation Statement must include this information.

51.                  Similarly, the Recommendation Statement does not include any projections for Evoltra sales or any indication of projected sales for AML should the Company receive approval for the label extension it has sought.

Failure To Disclose Issues
With Bioenvision Management

52.            The Recommendation Statement also fails to disclose that in the months prior to the announcement of the Tender Offer, Perseus Soros began to pressure Bioenvision management and indicated that it was unhappy with their performance and might be looking to replace management in the near-future.

53.            This is highly material information as it casts the Individual Defendants’ recommendation to tender in the proper context.

The Individual Defendants Have
Failed To Maximize Shareholder Value

54.            The Individual Defendants are intent on making sure the Proposed Transaction goes through. In connection with the Proposed Transaction, certain officers, directors and/or shareholders have entered into Tender and Voting Agreements in support of the Proposed Transaction. These individuals and/or entities include:

•              all of the Company’s directors (named as Individual Defendants named herein), including Wood (CEO and Chairman);

•              significant members of the Company’s senior management, including the following officers: James Scibetta (Chief Financial Officer); Hugh Griffith (Chief Operating Officer); David Luci (Executive Vice President, General Counsel and Secretary); Kristen Dunker (Vice President, Corporate Compliance and Associate General Counsel); Robert Sterling (Vice President, Business Development); and Ian Abercrombie (Program Director, Europe); and

•              Perseus-Soros, a significant shareholder of the Company for which Individual Defendants Elms and Schiff serve as managing directors.

55.                  Simply stated, Genzyme is intent on paying the lowest possible price to Class members, even though the Individual Defendants are duty-bound to maximize shareholder value. The Individual Defendants know that Genzyme is paying too low a price for the Company, but are allowing the Proposed Transaction to occur in order to reap a financial windfall from the transaction and because Perseus Soros has determined that a sale to Genzyme is in its best interest.

56.                  Pursuant to the Agreement and Plan of Merger with Genzyme (the “Merger Agreement”), the Individual Defendants created a playing field that is tilted in favor of Genzyme by agreeing to at least three provisions in derogation of their fiduciary duties to Bioenvision’s shareholders, including:

•              a “No Shop” provision, which precludes the Individual Defendants from engaging in a fair process to sell the Company by seeking out the best possible price for Bioenvision’s shareholders as their fiduciary duties require;

•              a “Termination Fee” provision whereby the Individual Defendants have obligated the Company to pay $9 million to Genzyme in the event that the Company receives a higher offer, despite the no shop provision; and

•              a “Top-Up” provision that grants Genzyme an option to purchase the additional shares it needs to increase its share ownership after expiration of the Tender Offer to one share more than 90%, the minimum required to effectuate a short-form merger, thus permitting Genzyme to fully acquire the Company in the event that shareholders do not tender enough shares to permit Genzyme to effect a short-form merger in the first instance.

57.                  In agreeing to the Proposed Transaction, the Individual Defendants have initiated a process to sell Bioenvision that imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s shareholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction, including the responsibility to conduct fair and active bidding procedures or other mechanisms for reliably checking the market to assure that the highest possible price is achieved. The Individual Defendants have breached their fiduciary duties by failing to fulfill these fundamental obligations.

58.                  In the event that the Company entered into a competing agreement (which it has agreed not to seek out by virtue of the “no shop” provision), it – and any prospective new buyer – would be saddled with the cost of paying Genzyme the Termination Fee. Thus, the Individual Defendants have not simply failed to seek out the highest available price, but they have also erected barriers to protect the Proposed Transaction from competing bids and to otherwise ensure that Genzyme acquires the Company.

59.                  The price to be paid in the Tender Offer is grossly unfair and inadequate because it far undervalues the Company’s true worth and is dramatically out-of-line with the usual and customary premiums paid for biotech companies, such as Bioenvision, with products that are generating revenues.

60.                  As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiffs and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Bioenvision’s assets and businesses and will be prevented from benefiting from a bona fide value-maximizing transaction.

61.                  Unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of stockholder value. Plaintiffs and the Class will suffer irreparable injury absent relief in this action.

62.                  Defendant Genzyme has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Bioenvision’s public shareholders. Indeed, the Proposed Transaction could not take place without the active participation of Genzyme. Furthermore, Genzyme and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action.

63.                  Plaintiffs and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

WHEREFORE, Plaintiffs demand injunctive relief, in their favor and in favor of the Class, and against the Defendants, as follows:

A.            Declaring that this action is properly maintainable as a class action; certifying Plaintiffs as Class Representatives; and appointing their counsel as Class Counsel;

B.             Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

C.             Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Bioenvision’s shareholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D.             Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

E.             Imposing a constructive trust, in favor of Plaintiffs and the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;

F.             Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.             Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiffs

OF COUNSEL:

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP

Samuel H. Rudman
David A. Rosenfeld
Joseph Russello
58 South Service Road, Suite 200
Melville, NY 11747
(631)367-7100

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600